Form 12b-25

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
      SEC FILE NUMBER 333-59845-01
      CUSIP NUMBER     05945LAB6
NOTIFICATION OF LATE FILING
(Check One):  X Form 10-K  Form 20-F  Form 11-K  Form 10-Q
 Form N-SAR
For Period Ended: December 31, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
      Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________
      PART I -- REGISTRANT INFORMATION
      Banc One HELOC Trust 1999-1
      Full Name of Registrant
      _______________________________________________________________
      Former Name if Applicable
      c/o Bank One, NA Global Trust Services IL1-0481 55 West Monroe,
      15th Floor
      Address of Principal Executive Office (Street and Number)
      Chicago, IL 60670______________________________________________
      City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be
  X filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.(Attach Extra Sheets if Needed)
The Form 10-K for the Registrant could not be filed within the prescribed timeframe without unreasonable effort or expense, because under the Registrant's Pooling and Servicing Agreement the annual servicing report to be provided by the independent public accountants is not due until May 31, 2003. Registrant has not yet obtained such report and therefore is unable to provide the appropriate certification required under Exchange Act Rule 13a-14 and 15d-14. Registrant's Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date.
PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


      Jeffrey Rigg_____________
      (Name)
      (302)____________
      (Area Code)
      282-6935___________
      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes No
__________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes X No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Banc One HELOC Trust 1999-1__________________________
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date March 31, 2002_________ By:/s/ Michael J. Cavanagh Senior Vice President